Exhibit 99.1
Kenon’s Subsidiary OPC Energy Ltd. Announces Additional Bank Leumi Financing in
connection with CPV Group’s Agreement to Acquire Remaining 30% of Basin Ranch

Singapore, January 8, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced updates in connection with CPV Group LP’s (a 70%-owned subsidiary of OPC) (“CPV Group”) previously reported agreement to acquire the remaining 30% interest in the Basin Ranch project, a gas-fired power plant project in Texas with an estimated 1.35 GW capacity (the “Acquisition”). OPC announced that CPV Group has entered into an amendment agreement in connection with CPV Group’s $300 million financing agreement with Bank Leumi (the “Leumi Financing”) to increase the Leumi Financing by $130 million (the “Additional Financing Amount”), which is intended to fund a portion of the amount required for the Acquisition.

The agreement for the Acquisition is subject to various conditions precedent.

For further information, see Kenon’s Reports on Form 6-K furnished to the U.S. Securities and Exchange Commission on October 23, 2025, October 28, 2025 and October 29, 2025.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” or “should,” or other similar expressions. These statements include statements about the Acquisition, the Leumi Financing and the Additional Financing Amount, including the use of proceeds, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the Acquisition, including meeting conditions for, and completion of, the Acquisition, risks relating to the Leumi Financing including availability of the Additional Financing Amount and risks related to the Basin Ranch project and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.